Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Announces 2007 Operational Update and Longer Term Strategic
    Direction

    CALGARY, July 11 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to provide an update of its operational plans for the second half of 2007 and the Company's strategic direction for 2008 through 2010.
    In our news release of May 9, 2007, we stated that industry conditions and the Company's stage of development were such that the second half of 2007 was the time to move forward with the next phase of Compton's growth. We believe the current environment is an excellent time for us to launch this initiative given the:

    <<
    -   repeatability of our drilling programs based upon our ever increasing understanding and confidence in our natural gas resource plays and our geological and geophysical models,
    -   strength of our technical teams and our continuing ability to attract talented professionals,
    -   substantially improved industry cost structure,
    -   favourable regulatory developments including down-spacing and production commingling policies,
    -   opportunities for expansion, at reasonable costs, in our focus areas,
    -   anticipated significant proceeds from the sale of our major oil properties at a time of historically high oil prices, and
    -   expected longer term strengthening of natural gas prices based upon supply and demand fundamentals.
    >>

    "Compton is quickly moving towards its objective of becoming a pure natural gas resource play story," said Mr. Sapieha, Compton's President and
CEO. "2007 is the year during which all the elements necessary for the
Company's next phase of growth will be put in place. We view 2007 as a transition year for Compton, a year in which the stage is set for the large well counts that are necessary for production growth and the realization of the value inherent in our natural gas resource plays."
    Our plans for the remainder of 2007 and beyond have been developed based upon our strong competitive position and include:

    <<
    -   An expanded drilling program, focusing on development drilling for the second half of 2007 and increased drill programs for 2008 through
        2010.

        We now plan to drill approximately 435 wells in 2007, with approximately 350 wells planned for the second half of 2007. Our longer term plans call for approximately 600 wells in 2008 increasing to 800 in 2009 and up to 1,000 wells in 2010, given favorable industry conditions and commodity prices.

    -   The continuing addition of key professional and technical staff to manage a successful resource play manufacturing model.

        We have added a total of 16 individuals in all areas of operations since January 1st and will continue to add experienced professionals to our technical teams.

    -   Longer term procurement of goods and services at favorable fixed costs.

        Currently we are securing drill rigs at rates that are similar to those experienced in 2004 and are 10% to 20% less than 2006 rates.
        Recently we entered into a one year contract for tubulars at prices that are 10% to 13% less than 2006. Other service costs including rig moves, fracturing, and cementing have decreased 15% to 20% and have essentially returned to 2004 levels.

    -   The continued divestment of non-core properties and the redeployment of capital into our resource plays through increased drilling programs and potential strategic acquisitions when available.

        Our divestment strategy commenced with the sale of two minor properties that closed during the first quarter of 2007. We are continuing with the proposed sale of our major oil properties, expected to close in late summer, and we currently plan to sell approximately $50 million of additional minor properties late this year.

        The recently announced acquisition of Stylus Energy Inc. demonstrates our strategy of expanding our core areas through strategic acquisitions.
    >>

    We plan to aggressively implement these plans which will result in
Compton becoming a pure natural gas company with activities focused on four natural gas resource plays in two core areas in southern and central Alberta.

    2007 Updated Capital and Operating Program
    ------------------------------------------
    Compton's 2007 mid-year budget update has been prepared giving effect to first half 2007 operating results, our recent offer to acquire Stylus Energy
Inc., anticipated property divestitures including our major oil properties at
Cecil and Worsley, and our expanded drilling program for the second half of the year.

    First Half 2007 Operations
    --------------------------
    Due to weather related issues, the first half of 2007 was a very difficult operating period for the industry as a whole and Compton in particular. An early spring break-up followed by wet weather lasting through
May and June resulted in extremely poor field conditions that seriously delayed operations. We drilled 84 of a planned 153 wells during the first half of 2007 and field conditions prevented us from completing any well tie-ins during April and May. Additionally, field conditions limited well access delaying routine maintenance necessary to maintain and optimize production.
    With improving field conditions and readily available services, we are confident that we will be able to complete our second half drilling program.
We currently have nine drilling rigs operating and 13 pipeline and facility construction crews at work. We now expect December 2007 production to average
36,000 to 37,000 boe/d, in line with our initial projections of 40,000 to
41,000 boe/d, net of planned divestments including the Cecil/Worsley disposition (6,500 boe/d) and the Stylus acquisition (2,000 boe/d). The majority of the wells drilled during the fourth quarter of 2007 are scheduled to be placed on production after year end providing added momentum going into
2008. We have substantial pipeline and facility infrastructure in all our core areas that enable us to reduce the time from rig release, of an expanded number of development wells, to on-stream production status.
    Weather related delays, however, will have a much greater impact on average production for the year. Average production for 2007 is now projected to be in the range of 31,000 to 32,000 boe/d recognizing the effect of property dispositions and the Stylus acquisition, both of which are expected to close late in the third quarter.
    On the positive side, operational delays will allow us to realize on reduced goods and service costs that are now in evidence as well as defer initial production from new wells to a period of expected stronger natural gas prices.

    2007 Updated Drilling Program
    -----------------------------
    In the first half of 2007, we drilled 84 wells with a success rate of
93%. Compton's revised 2007 capital and operating plan will see expansion of our unconventional natural gas drilling program from 330 wells to approximately 435 wells. As such, our 2007 capital spending has been revised upward from $375 million to approximately $450 million. The net impact to our balance sheet from this increased spending will be mitigated by the proceeds from planned divestitures.

    <<
                                                      2007              2007
    Drill wells (gross)                     Revised Budget   Original Budget
    -------------------                     ---------------  ----------------
      Southern Alberta                                 332               227
    -------------------------------------------------------------------------
      Central Alberta                                   93                82
    -------------------------------------------------------------------------
      Peace River Arch                                  10                21
    -------------------------------------------------------------------------
    Total                                              435               330
    >>

    The major changes to our 2007 drilling program are:

    Edmonton (Horseshoe Canyon) and Plains Belly River
    --------------------------------------------------
    The majority of the increase in our planned 2007 drilling activity will occur in southern Alberta, targeting the Belly River formation. We now plan to drill a total of 338 Plains Belly River wells during the year, including 33
Belly River/Edmonton wells at Ghost Pine in central Alberta. This is an increase of 123 wells from our original budget of approximately 215 wells.

    Hooker
    ------
    At Hooker, we will continue our work on the four wells per section pilot projects to determine the benefit of further reduced spacing in this play. In this area, we plan to drill 18 wells in 2007, consistent with our original budget.

    Callum
    ------
    In the first half of 2007, we drilled one experimental horizontal well at
Callum. We now plan to drill a total of five exploration wells in this area in
2007 including three additional horizontal wells to be drilled from existing drilling pads.

    Niton
    -----
    Building on our success at Niton in central Alberta, we now plan 50 wells targeting the Gething and Rock Creek formations during the year. This represents an increase of 11 wells from our original budget.

    <<
    2007 Budget Update Summary
    --------------------------

                                                      2007              2007
                                            Revised Budget   Original Budget
                                            ---------------  ----------------
    Capital expenditures (before
     dispositions), $mm                               $450              $375
    -------------------------------------------------------------------------
    Total planned wells, gross                         435               330
    -------------------------------------------------------------------------
    Average production, boe/d             31,000 to 32,000  37,000 to 38,000
    -------------------------------------------------------------------------
    December 2007 average production,
     boe/d                                36,000 to 37,000  40,000 to 41,000
    -------------------------------------------------------------------------
    Cash flow from operations, $mm             $210 - $220       $310 - $320
    -------------------------------------------------------------------------

    The Company's revised projected cash flow from operations is based upon the following commodity price assumptions for the second half of 2007.

                                          Benchmark Prices   Realized Prices
                                          -----------------  ----------------
    Natural gas, $/mcf                      AECO Cdn $6.85         Cdn $6.75
    -------------------------------------------------------------------------
    Crude oil, $/bbl                       WTI U.S. $61.15        Cdn $61.30
    -------------------------------------------------------------------------

    Cash flow sensitivities for the last six months of the year are:

                                                                   Change to
    ($millions)                                          Operating Cash Flow
                                                         --------------------
    Change of Cdn $0.10 / Mcf in the benchmark AECO
     natural gas price                                                  $2.4
    -------------------------------------------------------------------------
    Change of U.S. $1.00 / barrel in the benchmark
     WTI oil price                                                      $0.5
    -------------------------------------------------------------------------
    >>

    Longer Term Corporate Direction
    -------------------------------
    The significant value inherent in our resource plays will be realized through down-spacing and accelerated drilling programs which are critical to production growth from unconventional and tight natural gas reservoirs. We firmly believe now is the time to implement such a program. Our revised 2007 budget is the beginning of our longer term initiative to fully implement this strategy.
    To date, our activities have confirmed and largely defined our resource plays and significant gas-in-place. We are increasingly confident in our understanding of the reservoirs and the repeatability of our drilling programs. Accordingly, Compton's plans and strategy for the future are directed towards the rapid development of these plays and the realization of their value through production growth. To this end, we intend to continue in the direction commenced in 2007, including expanding drill programs, rationalization of non-core properties, and the redeployment of capital, including human capital, to the development and expansion of our focus resource plays.
    The implementation of our longer term initiative anticipates a capital program as summarized below.

    <<
                                                      2008     2009     2010
                                                      ----     ----     ----
    Number of wells                                    600      800    1,000
    -------------------------------------------------------------------------
    Capital expenditures, ($mm)                       $500     $700     $925
    -------------------------------------------------------------------------
    >>

    Of the projected drill wells, approximately 75% will target the Belly
River formation in southern Alberta, with the balance directed towards deeper targets at Hooker, Niton, and Callum.
    Cash flow from operations will be the primary financing component for this program. We expect to achieve year over year production growth in excess of 20% during the three year period. We also expect that natural gas prices will improve significantly based upon supply and demand fundamentals. From a balance sheet perspective, we will end 2007 with less debt than currently outstanding due to the anticipated proceeds from the sale of our major oil properties. The majority of our anticipated year end debt will be represented by our Senior Notes which do not mature until 2013 and bear a fixed interest rate. The combination of expanding cash flows and substantial undrawn credit facilities provides a sound financial footing to embark upon our long term strategy.
    Integral to our longer term plans is the maintenance of an appropriate capital structure. We will adjust our drilling and capital expenditure programs as industry and economic conditions warrant during the period. We target achieving and maintaining a debt to cash flow ratio of approximately 2 to 1.

    Concluding Comments
    -------------------
    We are increasingly confident in the potential of our resource plays and the repeatability of our drilling programs. We have largely defined the extent of these plays, the gas-in-place and are quickly putting in place all that is necessary to realize their value. Although we are disappointed with the delays experienced during the first half of 2007, we remain convinced the corporate strategy and direction outlined will create significant value for our shareholders. We are also convinced that we have all the necessary elements to successfully implement this strategy.

    Conference Call
    ---------------
    Compton will be conducting a conference call and audio webcast on
Wednesday, July 11, 2007 at 1:30 p.m. MT, 3:30 p.m. ET, to discuss the
Company's 2007 revised budget and drilling program and longer term corporate direction. To participate in the conference call, please contact the
Conference Operator at 1:20 p.m. MT, ten minutes prior to the call.

    Conference Operator Dial-in Number:  Toll-Free 1-800-732-9307
    Local Toronto: 1-416-644-3415

    Audio webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1904980

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until July 18, 2007. Callers may dial toll-free 1-877-289-8525 and enter access code 21236807 (followed by the pound key).

    Forward-Looking Statements
    --------------------------
    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) capital and operating expenditures
(ii) exploration, drilling, completion, and production matters and (iii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO or N.G. Knecht,
VP Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 11:15e 11-JUL-07